SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

Covisint Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

22357R-10-3
(CUSIP Number)

Daniel S. Follis, Jr. Senior Vice President and General Counsel Compuware Corporation One Campus Martius Detroit, MI 48226 313-227-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1.	Name of Reporting Persons: Compuware Corporation

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Michigan

Number of	7.	Sole Voting Power: 31,384,920
Shares
Beneficially	8.	Shared Voting Power: 0
Owned by
Each	9.	Sole Dispositive Power: 31,384,920
Reporting
Person With	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,384,920

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 82.5

14.	Type of Reporting Person (See Instructions): CO

Item 1.  Security and Issuer

The class of equity securities to which this Statement on Schedule 13D/A (this "Schedule 13D/A") relates is the common stock, no par value (the "Common Stock"), of Covisint Corporation (the "Issuer").

The Issuer is a Michigan corporation with its principal executive offices located at One Campus Martius, Detroit, MI 48226-5099.

This Schedule 13D/A is being filed by Compuware Corporation, a Michigan corporation ("Compuware"), and amends and supplements the Schedule 13D with respect to the Common Stock of the Issuer filed by Compuware on June 13, 2014 (the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

On September 2, 2014, Compuware entered into an Agreement and Plan of Merger (the "Agreement") with Project Copper Holdings, LLC, a Delaware limited liability company ("Parent"), and Project Copper Merger Corp., a Michigan corporation and a direct wholly owned subsidiary of Parent ("Acquisition Sub").  Parent and Acquisition Sub are affiliates of the private equity investment firm Thoma Bravo, LLC ("Thoma Bravo").

Under the terms of the Agreement, the parties have agreed that within 60 days following the date of the Agreement, Compuware will effectuate the pro rata distribution to its shareholders of the remaining shares of the Issuer owned by Compuware, resulting in a distribution of Common Stock representing approximately $0.67 per share of Compuware common stock based on the closing price of the Issuer on Friday, August 29, 2014.  During the 60-day period, Compuware may seek a higher value alternative for its Common Stock in accordance with the terms of the Agreement.

Although it does not currently intend to do so, Compuware may, subject to compliance with the terms of the Agreement, acquire additional shares of Common Stock depending upon market conditions, its need to purchase additional shares to maintain the necessary ownership level in light of potential option exercises by holders of options to acquire Common Stock and other factors that it may deem material.

A description of the Agreement and the terms of the transaction are contained in Compuware's Current Report on Form 8-K filed on September 3, 2014. The Agreement and related materials are filed as exhibits thereto and are incorporated herein by reference, and the foregoing description of the Agreement is qualified in its entirety by the Agreement.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended as follows:

Compuware beneficially owns 31,384,920 shares of Common Stock.  The aggregate number of shares of Common Stock beneficially owned by Compuware constitutes approximately 82.5% of the outstanding shares of Common Stock, based on 38,062,889 shares of Common Stock outstanding as of August 26, 2014.  No transaction in Common Stock has been made since the filing of the Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Agreement set forth in Item 4 above is incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPUWARE CORPORATION

Date: September 3, 2014	By:	/s/Daniel S. Follis, Jr.
Name: Daniel S. Follis, Jr.
Title: Senior Vice President and General Counsel